UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 24, 2005

UnitedGlobalCom, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	000-49658 (Commission File Number)	84-1602895 (IRS Employer Identification #)
4643 South Ulster Street, Suite 1300, Denver, CO 80237 (Address of Principal Executive Office)

(303) 770-4001

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e 4(c))

Item 1.01. Entry into a Material Definitive Agreement

As previously announced, UnitedGlobalCom, Inc. ("United") and Liberty Media International, Inc. ("LMI") are parties to an Agreement and Plan of Merger pursuant to which United and LMI will combine their businesses (the "Merger") under a newly formed parent corporation, Liberty Global, Inc. ("Liberty Global"). United and The Bank of New York, as Trustee, are parties to an Indenture dated as of April 6, 2004 (the "Original Indenture"), pursuant to which United's 1 3/4% Convertible Senior Notes due April 15, 2024 (the "Convertible Notes") were issued. On May 24, 2005 United and The Bank of New York, as Trustee, entered into a First Supplemental Indenture (the "First Supplemental Indenture") with respect to the Original Indenture (as so amended and supplemented, the "Indenture"). The First Supplemental Indenture provides that if United became or becomes a party to a merger on or after January 17, 2005 and on or prior to June 29, 2005, pursuant to which United's Class A Common Stock could be converted into cash, securities or other property, then each holder of the Convertible Notes will be entitled, at such holder's option, to convert the principal amount of its Convertible Notes, or any portion of such principal amount which is Euro1,000 or an integral multiple thereof, at the conversion price in effect under the Indenture, into shares of United Class A common stock. Because the proposed Merger would satisfy these requirements, the holders of the Convertible Notes are entitled to convert their Convertible Notes as described. United may satisfy its conversion obligation to such holders by delivering, at United's option, (i) shares of United Class A common stock, (ii) cash in Euros or (iii) a combination of cash in Euros and shares of United Class A common stock, as more fully described in the Indenture.

A copy of the First Supplemental Indenture is included herein as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the First Supplemental Indenture is qualified in its entirety by reference to the full text of the First Supplemental Indenture.

Item 8.01. Other Events

On May 25, 2005, in connection with the First Supplemental Indenture and the Merger, United delivered to The Bank of New York, as Trustee under the Indenture, for further delivery to the holders of the Convertible Notes, a Notice of Merger and Conversion Period (the "Merger Notice"). The Merger Notice describes each such holder's right to convert the principal amount of its Convertible Notes, or any portion of such principal amount which is Euro1,000 or an integral multiple thereof, at the conversion price in effect under the Indenture, into shares of United Class A common stock. The Merger Notice also specifies the manner in which each such holder may elect to exercise its conversion right, and describes the various methods United may use in satisfying its conversion obligation to such holders.

A copy of the Merger Notice is included herein as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Merger Notice is qualified in its entirety by reference to the full text of the Merger Notice.

Additional Information

Liberty Global has filed a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus related to the proposed business combination between LMI and United. UNITED STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors may obtain a copy of the definitive joint proxy statement/prospectus and other documents related to the business combination free of charge at the SEC's website (http://www.sec.gov). In addition, copies of the definitive joint proxy statement/prospectus and other related documents filed by the parties to the merger may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001.

Participants in Solicitation

The directors and executive officers of United and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed business combination. Information regarding United's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

Exhibit Number	Description
10.1	First Supplemental, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York, as Trustee.
99.1	Notice of Merger and Conversion Period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDGLOBALCOM, INC.
Date: May 31, 2005	By:	/s/ Frederick G. Westerman, III
Frederick G. Westerman, III
Co-Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	First Supplemental, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York, as Trustee.
99.1	Notice of Merger and Conversion Period.